APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Earth, Wind & Books LLC
Balance Sheet - unaudited
For the period ended 5/31/2021

| | Current Period |
	31-May-21
ASSETS	
Current Assets:	
Cash	$ 6,000.00
Petty Cash	300.00
Accounts Receivables	-
Inventory	600.00
Prepaid Expenses	2,000.00
Employee Advances	-
Temporary Investments	-
Total Current Assets	8,900.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	1,200.00
Computer Equipment	1,400.00
Vehicles	5,000.00
Less: Accumulated Depreciation	-
Total Fixed Assets	7,600.00
Other Assets:	
Trademarks	300.00
Patents	-
Security Deposits	19,200.00
Other Assets	-
Total Other Assets	19,500.00
TOTAL ASSETS	**$ 36,000.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		35,400.00
Opening Retained Earnings		200.00
Dividends Paid/Owner's Draw		-
Net Income (Loss)		400.00
Total Equity		36,000.00
TOTAL LIABILITIES & EQUITY	$	**36,000.00**
Balance Sheet Check		-

I, Kimari Hodges, certify that:

1. The financial statements of Earth, Wind & BOOKS LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Earth, Wind & BOOKS LLC has not been included in this Form as Earth, Wind & BOOKS LLC was formed on 01/05/2021 and has not filed a tax return to date.

Signature   *Kimari Hodges*

Name: Kimari Hodges

Title: Owner